September 22, 2010

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Attn:  David Burton, Staff Accountant

Re:         WindTamer Corporation
Form 10-K for the year ended December 31, 2009
Filed March 11, 2010
File No. 0-53510

Ladies and Gentlemen,

Set forth below are the responses of WindTamer Corporation (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 7, 2010, with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “Filing”).  The Company has revised the Filing in response to the Staff’s comments, and filed the Form 10-K/A concurrently with the filing of this letter.

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

Form 10-K for the year ended December 31, 2009
Report of the Independent Registered Public Accounting Firm, page F-2

1. We note that your Independent Registered Public Accounting Firm audited your statements of operations, stockholders’ equity and cash flows for the period from the date of inception (March 1, 2001) through December 31, 2009, but we do not see where your Independent Registered Public Accounting Firm provided an opinion on these financial statements.  Please amend your filing to provide a report from your Independent Registered Public Accounting Firm that provided an opinion on your financial statements for the period from the date of inception through December 31, 2009, or advise us.

Our Independent Registered Public Accounting Firm has revised its report to include an opinion for the period from the Company’s date of inception (March 1, 2001) through December 31, 2009.  This revised report has been included in the Company’s Form 10-K/A filed concurrently with this letter.

United States Securities and Exchange Commission
Attn:  David Burton, Staff Accountant
September 22, 2010

Form 10-Q for the quarterly period ended June 30, 2010

Note 9  Commitments and Contingencies

           -Warranty

2. We note that you fully installed four turbines during the six months ended June 30, 2010 and netted the proceeds from these sales against research and development expenses.  Please explain to us the material terms and conditions of these sales agreements and your basis for accounting for the sales as a reduction of research and development expenses.

For the six months ended June 30, 2010, we installed four turbines to “early adopters” of our technology.   These four early adopter customers were sold their turbines at a discounted price to then-current retail prices and permitted the Company to use their installed turbines as test sites for our technology, similar to treating the units as prototypes or beta test sites of our technology.  For example, these “early adopter” customers allowed the Company to collect data from the installed turbines, to monitor wind speeds, and to make changes to the installed turbines and related equipment to improve performance of the turbines.  The significant use of these four installed turbines – the only installed turbines at customer locations – as a key part of the Company’s testing, data collection and research and development was a determining factor in classifying the Company as a development stage company.

The sales agreements for the four installed turbines required that the turbines be fully installed, including all necessary electrical parts and connections, and all necessary permitting be obtained that is required for the installation.  The sales agreements for the four installed turbines have differing product warranties.  The total proceeds received by the Company from these four installations amounted to less than $60,000, with the cost of the materials and installations for these four turbines significantly exceeding this amount.

Because of the immateriality of the proceeds received by the Company from these four installations, and because we were reporting as a development stage company, we believe that it is reasonable to net the proceeds from these four sales against research and development expenses.

3. As a related matter, we note that due to your limited operating history, you are unable to estimate your warranty liability.  Please explain to us how this will impact your revenue recognition policy.  Refer to paragraph 460-50-26-6 of the FASB Accounting Standards Codification.

Paragraph 460-10-25-6 of the FASB Accounting Standards Codification states that if the possible range of loss from a warranty obligation is wide, this may raise a question about whether a sale should be recorded before the expiration of the warranty period, or until sufficient experience has been gained to permit a reasonable estimate of the obligation.

United States Securities and Exchange Commission
Attn:  David Burton, Staff Accountant
September 22, 2010

The Company does not believe that the range of possible loss from its warranty obligations is wide, therefore it is not delaying the recognition of the sales until the liability period is over.  Conversely, because of the product design, there are minimal parts that are exposed to the elements and harsh weather conditions.  Additionally, prototype units have been installed in the Upstate New York area for approximately two years, and warranty repairs to these units have been minimal.  As a result, we believe that the revenue will be properly recorded upon the turbine installation, with an accrual for a limited liability associated with the future repair costs during the warranty period.

We hereby acknowledge that:

▪	we are responsible for the adequacy and accuracy of the disclosure in the referenced filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

▪	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Thank you for your assistance in this matter.  Please feel free to call me at 585-627-2167 if you have any questions about this matter.

Respectfully submitted,

WindTamer Corporation

                 By:           /s/ William A. Schmitz
  William A. Schmitz
  Chief Executive Officer

 cc:           Molly Hedges, Acting Chief Financial Officer